Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

April 12, 2010

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on April 12, 2010.

Item 4

Summary of Material Change

Gammon Reports First Quarter 2010 Consolidated Production Results

Item 5

Full Description of Material Change

Gammon is pleased to provide preliminary first quarter results. All figures reported are in U.S. dollars unless otherwise indicated.

First Quarter Key Operational Highlights

For the first quarter the Company reports gold production of 28,431 ounces and silver production of 1,284,071 ounces. Using the Company’s long-term gold-to-silver ratio of 55:1, gold equivalent production was 51,778 ounces.

Using the Company’s long-term gold-to-silver ratio of 55:1, total cash costs per gold equivalent ounce in the first quarter are expected to be between $488 and $498. Alternatively, utilizing our operation’s silver revenues as a by-product cost credit, first quarter cash costs per gold ounce are expected to be between $122 and $140.

As previously disclosed, the Company’s metal production and cash cost structure in the quarter were impacted by two Ocampo specific challenges, namely:

During the first quarter, while mining the Ocampo Picacho open pit, larger than anticipated voids were encountered from historical mining activities in the area. This resulted in reduced ore tonnages and reduced grades being directed to the mill and heap leach facilities for processing. After reviewing historical records and infill drilling results to date, the Company is confident that no further material voids will be encountered.

Two of the five replacement cyclones for the Phase III mill expansion at Ocampo were installed by the end of December with the remaining three installed at the end of March. In late March and into early April, the operations team began to see milling tonnage improvements as daily tonnages were ramped up towards the targeted levels of between 3,300-3,400 tonnes per day. Prior to the installation of the final three cyclones, the maximum daily capacity of the mill was restricted to approximately 3,000 tonnes per day with silver recoveries reduced by approximately 5%.

“As we previously disclosed, we encountered some operational challenges specific to the first quarter that our operating team has largely addressed. This positions our operations for consistent production growth in the coming quarters”, stated René Marion, President and Chief Executive Officer of Gammon Gold. He continued, “The Company begins the year in a strong financial position and we continue to realize strong cash flow margins that together with our expanded $26 to $30 million exploration program, will best position the Company’s assets to deliver on their long-term potential”.

First Quarter 2010 Production Highlights
(all amounts are in U.S. dollars)

	OCAMPO		EL CUBO		CONSOLIDATED
Three Months Ended	March	March	March	March	March	March
	31/10	31/09	31/10	31/09	31/10	31/09
Gold ounces produced	21,855	28,356	6,576	8,473	28,431	36,829
Silver ounces produced	960,817	989,038	323,254	362,262	1,284,071	1,351,300
Gold equivalent ounces produced (Realized)	36,546	41,997	11,515	13,483	48,061	55,480
Gold ounces sold	22,406	25,826	6,650	8,609	29,056	34,435
Silver ounces sold	1,020,204	902,058	319,454	369,696	1,339,658	1,271,754
Gold equivalent ounces sold (Realized)	37,861	38,285	11,531	13,720	49,392	52,005
Total cash costs per gold equivalent ounce*	$453-$463	$427	$772-$782	$525	$528-$538	$455
Total cash costs per gold ounce*	$2-$19	$196	$525-$542	$295	$122-$140	$221
Gold to Silver Ratio	66	72	65	71	66	72
Realized Gold Price	$1,107	$909	$1,109	$894	$1,107	$903
Realized Silver Price	$16.77	$12.58	$16.94	$12.57	$16.81	$12.63
Gold equivalent ounces produced (55:1) **	39,325	46,338	12,453	15,060	51,778	61,398
Total cash costs per gold equivalent ounce (55:1)**	$419-$428	$390	$715-$724	$470	$488-$498	$411

*	Cash costs for the three-month period of 2010 have not been finalized and are subject to adjustment
**	Comparative performance metrics using the Company’s long term gold equivalency guidance ratio (55:1)

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed a purchase option agreement to acquire the Mezquite Project in Zacatecas State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
President and Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
(416) 646-3825	(902) 468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’,‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 and 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 and 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

April 12, 2010